EXHIBIT 99.1

Marley Coffee Issues Shareholder Letter to Discuss Results of Operations for Its Third Fiscal Quarter and Forecasts for Its Fourth Quarter

The company discusses its results and lays out its strategies for the upcoming year

DENVER – December 15, 2014 –Jammin Java Corp. (d/b/a Marley Coffee) (OTCQB: JAMN) (www.marleycoffee.com)(“Marley Coffee”, “we, “us” and the “Company”), the sustainably grown, ethically farmed and artisan-roasted gourmet coffee company has issued the following letter to its shareholders.

Note from the Chairman
“We have hit a real turning point in our company’s development,” says Rohan Marley, Founder and Chairman of Marley Coffee. “In my life, I could not be happier with our current strategy and the state of this company.  Over the past two years, we have presented to the world our movement for coffee sustainability and we believe that our message is resonating with coffee drinkers throughout the world. Coffee is about the experience and creating a product that can connect with people. When people drink Marley Coffee, I want them to connect to our story and feel good about their purchase.  I believe our year-over-year growth reflects the work that we have accomplished towards that goal thus far.”

Financial Results

Below is a summary of financial results; detailed results are included in our Quarterly Report on Form 10-Q for the quarter ended October 31, 2014, filed with the Securities and Exchange Commission on December 15, 2014.

The following is a letter from our Chief Executive Officer, Brent Toevs:

“We are very pleased with our results from the third quarter and are enthusiastic about our strategy moving forward.  This was our strongest quarter in terms of revenue and operational efficiency.  Sales revenue for the quarter was $2,841,504, which represents a 24.8% increase from a year ago and a 36.7% increase from last quarter.  We expect to generate over $3 million in revenue in the fourth fiscal quarter, which would put us over $10 million in revenues for the full fiscal year.  Selling, general and administrative expenses (SG&A) increased less than expected compared to revenue growth.  Aside from a handful of expected new hires, we believe that we have most of the resources we need to achieve our goal of growing the Company’s revenues to $40 million per year, without significantly increasing our SG&A expenses.

Gross profit as a percentage of net sales was 30% and 37% for the three months ending October 31, 2014 and 2013, respectively.  One-time slotting fees and a ramp-up in trade spending decreased gross margins in the quarter.  However, we expect this investment to pay off in upcoming quarters in the form of improved product velocity, which we believe will drive strong revenue growth and solid gross margin improvements.   We plan to significantly reduce our investments in slotting in future quarters and plan to reallocate spending to direct consumer marketing programs.  This should generate better gross margins as well as increased consumer awareness and velocity, which we hope will accelerate our revenue growth in the future.

We posted a net loss of $2,939,838 of which $1,353,608 was attributed to closing out our Ironridge transaction and $408,938  for stock compensation for the three months ended October 31, 2014.  There will not be any additional reoccurring losses from Ironridge in any upcoming quarter as the transactions have been settled and completed.

Notwithstanding the above, our singular focus for fiscal 2016 will be to position the Company to generate positive quarterly EBITDA.  We believe the value of our Company will be determined not just by how well we build our brand, but by how effectively we grow future earnings.   I believe investors want to see us focused on profitable growth.  I also believe that the strategy we have outlined below will position the Company to achieve this goal in the quarters to come.

Corporate Organization Around Three Pillars
We have organized the Company around three key pillars of growth, all of which complement each other.  They are (1) domestic growth, (2) international expansion, and (3) an online subscription/ retail model.  We’ve ensured that every single person in our organization is contributing to building each of these three very distinct verticals.

Domestic
Domestic grocery is the core focus of the Company.  Our strategy is to continue expanding into key accounts, building upon the base we already have in place by driving consumer trials across all of our accounts.

In the previous year, we split our spending between slotting fees and trade spending.  In the upcoming year, we plan to spend our resources on trade spending and consumer outreach programs.  Along with our launch of EcoCupsTM in the second quarter of calendar 2015, we plan to create a significant boost to our on-shelf turn rate, providing a return on our slotting dollar investments.  We believe that EcoCups will not only help improve our turn rate, but will bring in new consumers who are concerned with sustainability issues associated with single serve coffee products.

The Company is currently on approximately 7,150 shelves with an average of 5.2 distinct products per store.  We are authorized to be in another 10,000 stores in the US.  Through our partnership with Mother Parkers we expect to be in over 2,000 stores by the end of the year in Canada and expect our products to be available in most major retailers in that market.

International Distribution
Our international distribution is the second key pillar to the Company’s growth.  As we continue to grow our operations in the U.S., we are attracting investments from top operators around the world.  Next year, we will focus international expansion in four key markets:  Canada, the United Kingdom, Chile and South Korea.

In the United Kingdom, we recently won two very prestigious awards. Our “One Love Organic Arabica Roast Coffee” was voted the winner of the 2014 Soil Association Organic Awards in the "Non-alcoholic Drinks" category.  A few weeks later we won the "Highly Commended" Award in the Coffee Category at the Quality Food Awards.  These awards are a catalyst to faster growth and we believe they will aid in our goal to gain placement at large retailers in the United Kingdom.  We view our potential growth in the United Kingdom similarly to our US growth trajectory two years ago. We built a loyal base at key retailers and proved demand for our products, then moved our way up to larger retailers. We believe our United Kingdom division will achieve comparable growth.

Our UK group is also expanding into OCS and the Food Service industry by introducing Nespresso compatibles and RealCupsTM.  Recently, the division won the contract to provide a Marley Coffee concession inside Facebook’s London headquarters. This is the largest Marley Coffee concession in the UK and is a significant step forward for our brand.

Our distributors in Santiago, Chile have done a tremendous job building out our brand there locally.  They are also expanding into other parts of South America for the Company. We expect this division to be around $1 million in gross revenues in the next fiscal year.

South Korea is probably one of the most exciting new markets for the Company.  From a coffee culture perspective, the South Korean market is considered very advanced. We have brought on a world-class operator and distributor to bring our products into retail.

Beyond our four major markets, the Company has added distribution in a number of countries.  In Mexico and Colombia, we distribute through City Farm Coffee. Initially, City Farm will focus on distributing Marley Coffee to the food service sector and to convenience stores, a popular venue for coffee customers in both countries.  We plan to move into retail in the near future.  The Company will also be installing a few dozen RealCup single-serve brewers to test the viability of this single-serve platform for offices.

We are also starting to test the markets in Australia and South Africa.

We believe we are able to attract great distributors because people love our coffee and our story.  Our international accounts provide our best margins because our distributors pay up front and market our product within their territories on behalf of the Company.

Online Coffee Subscription
The third pillar of our growth strategy and one where we will have direct contact with our customers is our eCommerce strategy.  Specifically, we are approximately a week away from launching an innovative Coffee of the Month subscription service at www.MarleyCoffee.com.  We believe we can provide a unique proposition to our consumers compared to our competitors.  Our goal is to capitalize on the exclusive Marley brand to merchandise our award-winning coffees. For some time, we’ve been pushing our natural website traffic (approximately 20,000 unique hits per month) to partner sites that carry our product, but we’ve now decided to build an infrastructure to specifically handle our eCommerce.

Innovation Pipeline
Alongside our pillars, we still have an innovation pipeline in place that we believe will complement the products we already have in the market.

We recently announced that the Company’s RealCups are now available for brewing in all single serve Keurig K-Cup® style brewers, including the new Keurig® K2.0 with reader technology. In the second quarter of calendar 2015, we plan to make our EcoCups available for purchase at retail.  We believe EcoCups are the first complete solution to recycling single serve capsules and will play a critical role in resolving the waste concerns from the 10 billion K-Cups consumed per year.  We are more confident than ever with our strategy of partnering with Mother Parkers.  The RealCup system offers a taste profile that we believe is only rivalled by a French press.   We believe Mother Parker’s technology and investment in sustainability will carry us into the next generation of coffee products.

We are also investing in innovation to support growth in other areas such as “cold” and carbonated single serve systems.  Like our competitors, we believe in the long-term growth potential of cold single-serve brewing systems in both North America and globally.  To position the brand on this path, we have signed licensing deals with both Bevyz and Sparkling Drink Systems to develop products for use in various cold beverage platforms.

In the first quarter of calendar 2015 we expect to begin testing our Nespresso compatible capsules. We believe our Nespresso capsules will do well with specialty retailers, the online space and our international partners where the Nespresso brewer has greater market penetration.

Share Price Volatility
I won’t be coy.  It has been a roller coaster ride with respect to our share price over the last year.  We were riding a market high a year ago only to see the value of our shares slip over the past year.  I know some shareholders are disappointed, but let me assure you during that time, we never took a shortcut to building long-term value.  We have remained bold.  We have partnered with the best in the industry and more importantly, we have invested in opportunities we believe will generate long-term growth for the Company.

Outlook on the Remainder of Fiscal 2015 and 2016
We believe that we now have retail shelf space and the momentum to drive solid revenue growth in the future. Recently, our largest supplier for our cost of goods sold has extended us short-term credit, which we believe will provide the company sufficient capital to run operations and grow the business for another year.

Our objective is to continue building a leading-edge, fast-growth beverage company.  We see a clear path to generating $20 million in gross revenues next fiscal year while benefitting from a stronger foundation for even more growth in future years.

We are also investigating uplisting to a national exchange if our performance metrics, share price and other requirements meet applicable uplisting criteria.

Conclusion
We will continue to tell our story and deliver what we believe is an exceptional experience to consumers to further our effort to become the best coffee company in the world.  Our ability to expand rapidly at home and abroad, within so many verticals will, we believe, set our firm and brand apart, giving us an advantage to achieve our strategic goals.

We are competing among billion-dollar giants, but we are encouraged that a company with resources like ours, and committed individuals such as our employees, can achieve such positive results in a relatively short period of time.  Our products continue to generate rave reviews from consumers and industry experts and we will leverage that unique appeal into every vertical we participate in.”

Forward-Looking Statement

This Press Release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Acts"). In particular, the words "believe," "may," "could," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend," and similar conditional words and expressions are intended to identify forward-looking statements and are subject to the safe harbor created by these Acts. Any statements made in this news release about an action, event or development, are forward-looking statements. Such statements are based upon assumptions that in the future may prove not to have been accurate and are subject to significant risks and uncertainties. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. These risks and others are included from time to time in documents we file with the Securities and Exchange Commission ("SEC"), including but not limited to, our Form 10-Ks, Form 10-Qs and Form 8-Ks. Other unknown or unpredictable factors also could have material adverse effects on our future results. Accordingly, you should not place undue reliance on these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that its forward-looking statements will prove to be correct. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements herein are made as of the date hereof. Actual results may differ from anticipated results sometimes materially, and reported results should not be considered an indication of future performance. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law or those prepared by third parties that are not paid by the Company. The Company's SEC filings are available at http://www.sec.gov.

Contact:

Marley Coffee
303-396-1756

JAMMIN JAVA CORP.
CONDENSED BALANCE SHEETS

	October 31,	January 31,
	2014	2014
	(Unaudited)

Assets
Current Assets:
Cash	$516,873	$857,122
Accounts receivable	1,971,165	1,085,947
Notes receivable - related party	-	2,724
Inventory	64,556	354,932
Prepaid expenses	-	1,163,914
Other current assets	72,842	41,430
Total Current Assets	2,625,436	3,506,069

Property and equipment, net	422,263	440,194
Intangible assets	751,078	792,688
Other assets	23,566	15,716
Total Assets	$3,822,343	$4,754,667

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$1,489,614	$1,181,510
Payable to Ironridge in common shares	-	369,589
Accrued expenses	381,812	123,856
Accrued royalty and other expenses - related party	129,150	219,799
Notes payable	-	4,965
Total Current Liabilities	2,000,576	1,899,719

Total Liabilities	2,000,576	1,899,719

Stockholders' Equity:
Common stock, $.001 par value, 5,112,861,525 shares authorized; 123,986,472 and 104,085,210 shares issued and outstanding, as of October 31, 2014 and January 31, 2014, respectively	123,986	103,166
Additional paid-in-capital	23,328,742	16,514,630
Accumulated deficit	(21,630,961)	(13,762,848)
Total Stockholders' Equity	1,821,767	2,854,948

Total Liabilities and Stockholders' Equity	$3,822,343	$4,754,667

JAMMIN JAVA CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2014	2013	2014	2013

Revenue:	$2,841,504	$2,277,290	$7,061,287	$4,873,220
Discounts and allowances	(324,300)	(84,172)	(344,560)	(257,615)
Net revenue	2,517,204	2,193,118	6,716,727	4,615,605

Cost of sales:
Cost of sales products	1,766,469	1,382,067	5,018,088	2,833,587
Total cost of sales	1,766,469	1,382,067	5,018,088	2,833,587

Gross Profit - Products	750,735	811,051	1,698,639	1,782,018

Operating Expenses:
Compensation and benefits	1,055,159	686,241	3,234,393	1,373,394
Selling and marketing	677,122	15,777	2,387,360	139,709
General and administrative	603,744	758,635	2,144,390	1,627,383
Total operating expenses	2,336,025	1,460,653	7,766,143	3,140,486

Other income (expense):
Other income (expense)	(1,353,608)	(728,705)	(1,799,547)	(1,044,891)
Interest expense	(940)	(244)	(1,062)	(108,918)
Total other income (expense)	(1,354,548)	(728,949)	(1,800,609)	(1,153,809)

Net Loss	$(2,939,838)	$(1,378,551)	$(7,868,113)	$(2,512,277)

Net loss per share:
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.07)	$(0.03)

Weighted average common shares outstanding - basic and diluted	123,234,667	96,466,602	116,934,147	90,255,429